SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of April, 2005

                        Commission File Number: 000-21742

                               Stolt Offshore S.A.
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                 (Translation of registrant's name into English)

                          c/o Stolt Offshore M.S. Ltd.
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________
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In accordance with General Instruction B, item (i), attached herewith as Exhibit
99.1 is a press release, dated April 12, 2005, whereby Stolt Offshore S.A. ("Stolt Offshore" or the "Company") announced that it has agreed to sell the Inspection, Maintenance and Repair (IMR) and Conventional assets that form part of its North America and Mexico (NAMEX) business to Cal Dive International, Inc. for $125 million in cash. The disposals enable the Company to focus on its core expertise of deepwater Subsea Umbilicals, Risers and Flowlines (SURF) in this region. The sale is subject to regulatory approval.

The sale includes the seven ships that work in the IMR segment (Seaway Defender, American Constitution, American Star, American Triumph, American Victory, American Diver and American Liberty); the Seaway Kestrel, a diving support and reel pipelay ship; the DLB 801 pipelay barge; and the shore support bases at the Port of Iberia and at Fourchon in Louisiana. Stolt Offshore has made commercial arrangements to charter the Seaway Kestrel and the DLB 801 back from Cal Dive to complete the ongoing Trinidad pipelay projects in 2005.

Stolt Offshore will maintain and further develop a strong permanent presence in Houston with a team of project management and engineering staff focused both on regional SURF activities and on Group projects. The Company expects to grow this experienced team to undertake international SURF projects. Certain employees who have until now worked with the IMR and Conventional assets will have the opportunity to transfer to Cal Dive.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form S-8 (No. 33-85168, No. 333-9292 and No. 333-74321) and the Company's
Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the terms, conditions and amount of the Company's indebtedness; the Company's ability to restructure its indebtedness and obtain additional bonding facilities; the Company's ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which the Company operates; the Company's relationship with significant customers; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       STOLT OFFSHORE S.A.

Date:    April 15, 2005                By: /s/ Stuart Jackson
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                                          Name:   Stuart Jackson
                                          Title:  Chief Financial Officer